Exhibit 99.1

Claude Resources Inc. Reports 2012 Net Profit of $5.6 Million

Trading Symbols
TSX - CRJ
NYSE MKT - CGR

SASKATOON, March 28, 2013 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") today reported its 2012 operating and financial results. All dollar amounts are in Canadian dollars unless stated otherwise.

2012 Highlights:

•	Net profit of $5.6 million, or $0.03 per share, after a $3.0 million, or $0.02 per share, non-cash deferred income tax expense.
•	Cash flow from operations before net changes in non-cash operating working capital (1) of $25.8 million, or $0.15 per share.
•	Cash cost per ounce of gold (2) were $997 (U.S. $998).
•	Generated $80.8 million in revenue from gold sales of 48,672 ounces at an average price of $1,660 (U.S. $1,661).
•	Achieved record mill throughput of 275,235 tonnes at 5.86 grams per tonne in 2012, resulting in gold production of 49,570 ounces.
•	Mineral Reserves (3) grade increased by 14 percent while total ounces decreased by 13 percent or 44,500 ounces after mining 49,570 ounces. The Measured and Indicated Resources (3) grade and ounces increased significantly to 7.82 grams per tonne from 5.35 grams per tonne and to 344,200 ounces from 70,700 ounces of gold, respectively.
•	The Seabee Mine shaft extension project was completed in January of 2013. The reduction of trucking distance and ore handling is anticipated to result in lower diesel consumption, reduced maintenance costs and improved ventilation. Overall, Seabee Deep and L62 mining costs are expected to be reduced as a result of the shaft extension.
•	Completed the St. Eugene Mining acquisition resulting in 100 percent ownership of the Amisk Gold Project.
•	Expanded debt facilities with Canadian Western Bank and signed a non-binding agreement with Crown Capital Partners for a debt facility of $25 million that is expected to close early in the second quarter.
•	Surpassed one million ounces of total production at the Seabee Gold Operation.

CEO COMMENTARY

"Production grew steadily during 2012 with excellent third and fourth quarters. Based on our new Life of Mine Plan we expect to see our production continue to grow and unit cash costs to decrease in 2013 and beyond," stated Neil McMillan, President and Chief Executive Officer. "In 2013, we will focus on projects that will enable the Company to grow its cash flow and earnings. In addition, the Company is taking aggressive steps to improve operating efficiencies while growing our production profile and expanding our margins. We have an outstanding workforce and an excellent asset base to build shareholder value going forward."

FINANCIALS

A copy of Claude's 2012 Annual Management's Discussion and Analysis, Audited Financial Statements and Notes thereto can be viewed at www.clauderesources.com.

Table 1: Highlights of Financial Results of Operations
	Three months ended		Twelve months ended
	Dec. 31	Dec. 31	Dec. 31	Dec.31
	2012	2011	2012	2011

Revenue (000's)	$21,243	$19,895	$80,808	$69,659
Divided by ounces sold	12,732	11,855	48,672	44,632
Average realized price per ounce	$1,668	$1,680	$1,660	$1,561

Production costs (000's)	$10,465	$13,399	$48,535	$40,542
Divided by ounces sold	12,732	11,855	48,672	44,632
Total cash costs per ounce (2)	$822	$1,113	$997	$908

Net cash margin per ounce sold (2)	$846	$567	$663	$653

Depreciation and depletion (000's)	$4,357	$3,944	$15,681	$11,407
Gross profit (000's)	$6,421	$2,552	$16,592	$17,710
Net profit (000's)	$2,423	$(202)	$5,569	$9,454
Earnings per share (basic and diluted)	$0.01	$0.00	$0.03	$0.06

Gold revenue from the Company's Seabee Gold Operation for the year ended December 31, 2012 increased 16 percent to $80.8 million (2011 - $69.7 million).

The increase in gold revenue in 2012 was attributable to a six percent improvement in Canadian dollar gold prices realized (2012 - $1,660 (U.S. $1,661); 2011 - $1,561 (U.S. $1,578)) and by an increase of nine percent in gold sales volume (2012 - 48,672 ounces; 2011 - 44,632 ounces).

Net profit of $5.6 million, or $0.03 per share, after a $3.0 million, or $0.02 per share, non-cash deferred income tax expense (2011 - $9.5 million, or $0.06 per share).

Cash flow from operations before net changes in non-cash operating working capital (1) for 2012 was $25.8 million, or $0.15 per share (2011 - $22.2 million, or $0.14 per share).

For the year ended December 31, 2012, mine production costs of $48.5 million (2011 - $40.5 million) were 20 percent higher year over year.  Total Canadian dollar cash cost per ounce of gold (2) for 2012 increased 10 percent to $997 (U.S. $998) per ounce from $908 (U.S. $918) in 2011, primarily as a result of the higher direct mining costs, including labour, energy, maintenance and consumable costs, year over year.  The Company is aggressively taking action to lower its costs.

OPERATIONS

During 2012, the Company milled 275,235 tonnes at a grade of 5.86 grams of gold per tonne (2011 - 257,181 tonnes at a grade of 5.68 grams of gold per tonne). The increase in tonnes milled for the year ended December 31, 2012 was due to increased mining activity at Santoy 8 offset by fewer tonnes from Seabee, a function of the Company's Life of Mine Plan, mine sequencing and development schedules.

Table 2: Seabee Gold Operation Production Statistics
	Three Months Ended Dec. 31	Three Months Ended Dec. 31	Twelve Months Ended Dec. 31	Twelve Months Ended Dec. 31
	2012	2011	2012	2011
Operating Data
Tonnes Milled	69,698	74,456	275,235	257,181
Head Grade (grams per tonne)	5.94	4.97	5.86	5.68
Recovery (%)	95.9	94.7	95.6	95.3
Gold Produced (ounces)	12,757	11,269	49,570	44,756
Gold Sold (ounces)	12,731	11,855	48,672	44,632

EXPLORATION

Mineral Reserves and Mineral Resources:
At December 31, 2012, the Mineral Reserves (3) grade increased by 14 percent while total ounces decreased by 13 percent or 44,500 ounces after mining 49,570 ounces. The Measured and Indicated Resource (3) ounces and grade increased significantly to 344,200 from 70,700 ounces of gold and to 7.82 grams per tonne from 5.35 grams per tonne, respectively. The Santoy Gap deposit is currently under analysis to be included in the Life of Mine Plan and upon completion the Company expects that more ounces will be converted into Reserves once it is complete in 2013. A copy of the detailed Mineral Reserves and Mineral Resources table can be viewed in the Company's Management Discussion and Analysis at www.clauderesources.com.

The Company's Mineral Reserves and Mineral Resources at the Amisk Gold Project and the Madsen Gold Project were unchanged from 2011.

Seabee Gold Operation:
Approximately 41,000 metres of regional drilling and 60,000 metres of underground drilling were completed during 2012.  The Company's focus was on the L62 Zone and on the Santoy Gap deposit at the Santoy Mine Complex.

Exploration on the Santoy Gap deposit at the Santoy Mine Complex was ongoing with one rig performing infill and step-out drilling which extended the mineralized system down-dip to 650 metres depth and along strike to the south toward the Santoy 8 deposit.

Amisk Gold Project:
The 2012 regional exploration program at Amisk, which included approximately 2,600 metres of drilling, investigated a number of high-priority targets, some of which warrant further testing in 2013. Advancement of the Preliminary Economic Assessment (PEA) of the Amisk Gold Project will be a priority during 2013.

Madsen:
Exploration at Madsen during 2012 included two underground rigs and one surface rig which completed 19,000 metres of drilling.  Testing focused on the 8 Zone Trend as well as the McVeigh and Austin Tuff depth continuity.  Encouraging results were returned from the 2012 program, extending the 8 Zone system at depth and confirming conceptual potential beneath the Austin Tuff.

OUTLOOK

Operating and Financial:
For 2013, forecast gold production at the Seabee Gold Operation is estimated to range from 50,000 ounces to 54,000 ounces (approximately 60 percent from Seabee and 40 percent from the Santoy Mine Complex).  Unit costs for 2013 are estimated to improve modestly from 2012 unit cash costs of $997 per ounce.  During the first quarter, the Company expects production to be lower than budgeted due to mine sequencing, lower grade and fewer tonnes being milled. However, the Company remains confident that it will achieve its annual production guidance.

At current gold prices and forecast production, Management believes that operating cash flows, in addition to the increased credit facilities negotiated during the first quarter of 2013, will be sufficient to fund the 2013 Winter Ice Road resupply requirements and further develop opportunities at the Seabee Gold Operation. With respect to the Company's outstanding debentures that mature in May of 2013, the Company believes that the closing of the debt financing with Crown Capital Partners announced in January 2013 will provide sufficient funding for the redemption.

Capital:
Capital expenditures at the Seabee Gold Operation in 2013 are expected to decrease 25 percent year over year to approximately $31.9 million, funded from a combination of cash on hand, operating cash flow and debt.

Table 3: Estimate of 2013 Capital Expenditures (in millions)
Capital		2013
	Development	$16.7
	Sustaining capital	9.0
	Expansion capital	6.2
		$31.9

Exploration:
In 2013, the Company's $2.7 million exploration program will focus mainly on low finding cost per ounce targets, proximal to infrastructure at the Seabee Gold Operation.

At the Amisk Gold Project, Claude will update its National Instrument 43-101 resource calculation in conjunction with the completion of the PEA.

At Madsen, the 2013 operating costs are estimated to be $2.2 million.  Contingent on results of the internal scoping analysis, the operating budget will be re-evaluated.

CONFERENCE CALL AND WEBCAST

We invite you to join our Conference Call and Webcast on March 28, 2013 at 10:00 AM Eastern Standard Time.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay will be available until April 4, 2013 at 11:59 PM Eastern Standard Time by calling 1-855-859-2056 and entering the password 23067288.

To view and listen to the webcast please use the following URL in your web browser:

http://www.newswire.ca/en/webcast/detail/1128159/1230545.

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Project, located in northern Saskatchewan. Since 1991, Claude has produced over 1,023,000 ounces of gold from the Seabee Gold Project. Claude also owns 100 percent of the Madsen property near Red Lake, Ontario and 100 percent interest in the Amisk Gold Property in northeastern Saskatchewan.

QUALIFIED PERSONS

Brian Skanderbeg, P.Geo., Senior Vice President and Chief Operating Officer and Peter Longo, P.Eng., Vice President, Operations, Qualified Persons, have reviewed the contents of this news release for accuracy.

Footnotes

(1)	See description and reconciliation of this performance measure in the "Other Performance Measures" section of the Company's MD&A.

(2)	See description and reconciliation of non-IFRS performance measures in the "Non-IFRS Performance Measures and Reconciliations" section of the Company's MD&A.

(3)	See description and footnotes of the Seabee Gold Operation Mineral Reserves and Mineral Resources in the "Mineral Reserves and Mineral Resources" section of the Company's MD&A.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements in this news release are made as of the date of this news release, being March 28, 2013 and, accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

A copy of Claude's 2012 Annual Management's Discussion and Analysis, Audited Financial Statements and Notes thereto can be viewed at www.clauderesources.com.  Further information relating to Claude Resources Inc. has been filed on SEDAR and EDGAR and may be viewed at www.sedar.com or www.sec.gov/.

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 08:00e 28-MAR-13